FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                                  DRYSHIPS,INC.

                               80 Kifissias Avenue
                        Amaroussion 15125, Athens Greece
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [_] No [X]

                  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by DryShips Inc. on April 1, 2005


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 DryShips, Inc.
                        ---------------------------------
                                  (Registrant)


Date   April 1, 2005                     By /s/ Christopher Thomas
----------------------                      ----------------------
                                                Christopher Thomas
                                                Chief Financial Officer

DryShips Inc. Announces Agreements to Acquire 2 Additional Vessels and Delivery of 8 Vessels

ATHENS, Greece, April 1, 2005 - DryShips Inc. (Nasdaq: DRYS), announced today that it has taken delivery of the capesize bulkcarrier m.v. "Netadola," 149,475 dwt, built 1993, as well as the panamax bulkcarriers m.v. "Samsara," 73,688 dwt, built 1999, m.v. "Iguana," 70,349 dwt, built 1996, m.v. "Toro," 73,034 dwt, built 1995, m.v. "Paragon," 71,259 dwt, built 1995, and the handymax bulkcarrier m.v. "Alona," 48,640 dwt, built 2002. These vessels are part of 11 drybulk carriers that were referred to as "Identified Vessels" in the prospectus dated February 3, 2005.

In addition, the Company also took delivery of m.v. "La Jolla," 72,126 dwt, built 1997, one of the 8 Additional Vessels as described in the press release dated March 3, 2005. DryShips Inc. has also agreed to acquire 2 more Additional Vessels for approximately $102 million from unaffiliated third parties. These vessels are the panamax bulkcarriers m.v. "Catalina," 74,432 dwt, built 2005, and m.v. "Belmonte," 73,601 dwt, built 2004. The Company has already taken delivery of "Catalina."


After taking delivery of the 11 Identified Vessels, the 8 Additional Vessels as described in the press release dated March 3, 2005 and these 2 more Additional Vessels described above, DryShips will have a fleet of 27 vessels consisting of 4 capesize, 21 panamax and 2 handymax bulkcarriers aggregating 2.3 million dwt and with an average age of 9 years.

The table below describes in detail our fleet development and current employment profile:

                           Year                          Estimated              Current           Redelivery
                           Built          Deadweight     Delivery Date          Employment        (mid-range)*
                           -----          ----------     -------------          ----------        ------------
Existing Fleet                             514,890
Shibumi                    1984            166,058                              Spot - $61,000
Panormos                   1995             71,747                              Spot - $39,225
Lacerta                    1994             71,862                              Spot - $36,910
Flecha                     1982             65,081                                     $23,685      October 2005
Striggla                   1982             64,747                              Spot - $30,085
Mostoles                   1981             75,395                              Spot - $38,035


Identified Vessels                         812,958
Netadola                   1993            149,475       Delivered 22 Mar       Spot - $44,000
Samsara                    1999             73,688       Delivered 24 Mar               $8,600          May 2005
Iguana                     1996             70,349       Delivered 30 Mar              $33,700     November 2005
Waikiki                    1995             75,473            Early April       Spot - $25,000
Toro                       1995             73,034       Delivered 24 Mar              $43,000        April 2005
Paragon                    1995             71,259       Delivered 29 Mar              $30,000    September 2006
Daytona                    1989             69,703            Early April       Spot - $40,000
Lanikai                    1988             68,676            Early April       Spot - $31,625
Tonga                      1984             66,798         Delivery 9 Feb       Spot - $36,000
Alona                      2002             48,640       Delivered 30 Mar       Spot - $30,000
Matira                     1994             45,863        Delivered 9 Feb              $28,500      October 2005


Additional Vessels                          936,367
Manasota                    2004            171,061              Early May
Alameda                     2001            170,662              Mid April      Spot - $65,000
Mendocino                   2002             76,623             Mid August             $42,000     December 2006
Sonoma                      2001             74,786              Early May
Coronado                    2000             75,706       Delivered 21 Feb             $37,000         July 2005
Xanadu                      1999             72,270       Delivered 23 Feb             $32,500       August 2006
LaJolla                     1997             72,126       Delivered 29 Mar             $35,750       August 2005
Linda Oldendorff            1995             75,100              End April             $43,250       August 2006
Catalina                    2005             74,432      Delivered 1 April      Spot - $30,000
Belmonte                    2004             73,601            Early april             $42,000         June 2006
DryShips Fleet                            2,264,215


Where the Redelivery column is left blank it signifies that the vessel is trading in the spot market. For those vessels employed in the spot market and where rates are quoted above, the Company has calculated the estimated rates under current specific contracted voyages. The Company gives no guarantee that these rates are correct, or that the rates are sustainable beyond the duration of the current voyage. The quoted rates are not indications of future earnings and the Company gives no assurance or guarantee of future rates after the current voyage.

About DryShips Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. DryShips currently owns a fleet of 18 drybulk carriers and has entered into agreements to purchase an additional 9 vessels.

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Visit our website at www.dryships.com

Company Contact:
Christopher J. Thomas
Chief Financial Officer
DryShips Inc.
011-30-210-809-0570
E-mail: management@dryships.gr

Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566 E-mail: nbornozis@capitallink.com